CONSENT OF PETER MONTANO

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled “NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali” dated effective June 30, 2015, (ii) the mineral reserve estimates for the Otjikoto project, (iii) the mineral reserve estimates for the Fekola project, (iv) scientific and technical information related to operations matters contained in the Annual Information Form, (v) scientific and technical information related to operation matters contained in the Management’s Discussion and Analysis, (vi) the Otjikoto and Fekola stockpile resource estimates contained in the Annual Information Form, (vii) the report titled “Otjikoto Gold Mine, Namibia NI 43-101 Technical Report” dated effective March 19, 2019, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp. for the year ended December 31, 2018, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710 and No. 333-226063) of B2Gold Corp.

/s/ Peter Montano
Peter Montano
March 20, 2019